UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number 1-11414

BLADEX, INC
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLADEX, INC.
(Registrant)

Date: September 16, 2026	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

BLADEX STRUCTURES USD 1.0 BILLION LOAN FOR THE REPUBLIC OF PANAMA

Panama City, Republic of Panama, September 16, 2026 – Bladex (NYSE: BLX) announced the structuring of a senior loan for up to USD 1.0 billion for the Republic of Panama, through the Ministry of Economy and Finance (MEF), with proceeds to be used for the country’s general budgetary purposes.

The transaction, the largest structured and granted by Bladex, enables the Republic of Panama to access funding in an agile manner under competitive terms, while diversifying its sources of financing.

“This transaction reflects Bladex’s ability to structure large-scale financial solutions for sovereign and institutional clients across the region. For us, it is especially meaningful to participate in a transaction of this importance in Panama, the country where Bladex was founded more than 45 years ago. The transaction demonstrates Bladex’s confidence in Panama and reaffirms the role our institution can play as a financial partner in supporting the region’s development and financing objectives through relevant, competitive, and swiftly executed solutions,” said Samuel Canineu, Chief Commercial Officer of Bladex.

About Bladex

Originally established by the central banks of the region, Bladex began operations in 1979 and today provides financial solutions to financial institutions and corporations throughout the region. Headquartered in Panama, the Bank maintains offices in Argentina, Brazil, Colombia, and Mexico, a New York agency, and a representative office in Peru. Bladex has been listed on the New York Stock Exchange (NYSE: BLX) since 1992, and its shareholders include central banks, state-owned banks, and representative entities from 23 countries in Latin America and the Caribbean, as well as commercial banks and institutional and private investors.

For further information on Bladex, please access its website at www.bladex.com or contact:

Carlos Daniel Raad – Chief Investor Relations Officer
E-mail address: craad@bladex.com / ir@bladex.com. Tel.: (+507) 366-4925 ext. 7925
Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,
Panama, Republic of Panama